UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 22, 2011
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release   ANGLOGOLD ASHANTI TO ACQUIRE INTEREST IN FIRST URANIUM
                                       FROM VILLAGE MAIN REEF

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
22 July 2011
ANGLOGOLD ASHANTI TO ACQUIRE INTEREST IN FIRST URANIUM FROM VILLAGE MAIN
REEF
AngloGold Ashanti Limited ("AngloGold Ashanti") has entered into an agreement to acquire ownership over the 47,065,916 shares in First Uranium Corporation ("First Uranium") held by Village
Main Reef Limited ("Village"), which equates to a 19.79% interest in First Uranium, for CAD0.60 per share (ZAR4.3569 per share or USD0.64 per share) representing aggregate consideration of approximately CAD28 million (ZAR205 million or USD30 million) the rand equivalent of which is payable in cash by AngloGold Ashanti to Village. Prior to this acquisition AngloGold Ashanti held no interest in First Uranium.

The acquisition was effected by AngloGold Ashanti for investment purposes. This investment will be reviewed from time to time by AngloGold Ashanti. Depending on various factors, including the receipt of applicable regulatory approvals, AngloGold Ashanti may in the future take such actions with respect to its investment in First Uranium as it deems appropriate including, without limitation, acquiring additional securities of First Uranium, selling or otherwise disposing of some or all of its securities of First Uranium or changing its intention with respect to any and all matters referred to above.

Furthermore, Village has granted lock-up rights and rights of first refusal to AngloGold Ashanti for its remaining approximately 5.7% stake in First Uranium and its holding of approximately
ZAR392.8 million convertible notes issued by First Uranium.

This transaction will be notified to the Competition Authorities in South Africa.

First Uranium is incorporated in Canada with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited. First Uranium is a gold and uranium producer with two primary assets, both located in South Africa – the Ezulwini Mine outside Westonaria, Gauteng and the Mine
Waste Solutions tailings recovery operation located adjacent to AngloGold Ashanti’s existing Vaal
River operations.

In addition to being Africa’s largest gold producer, AngloGold Ashanti is also South Africa’s largest uranium producer. AngloGold Ashanti’s uranium production during 2010 (as a by-product of its gold operations) amounted to 1.46 million pounds.

A copy of the early warning report in respect of the acquisition of First Uranium shares by AngloGold
Ashanti required to be filed under applicable Canadian securities laws can be found at
www.sedar.com under First Uranium’s profile or can be obtained from AngloGold Ashanti by contacting, Lynda Eatwell, Company Secretary at 76 Jeppe Street, Marshalltown, 2107, South Africa
or by phone on +27 11 637 6000 or by fax on +27 11 637 6677 or by e-mail to
companysecretary@anglogoldashanti.com.
Johannesburg

JSE sponsor: UBS

ENDS

__________________________________________________________________________________________________________________
Contacts
Tel:
E-mail:
Alan Fine (Media) +27 (0) 11 637- 6383 / +27 (0) 83 250 0757 afine@anglogoldashanti.com
Mike Bedford (Investors) +27 (0) 11 637 6273 / +27 (0) 82 3748820
mbedford@anglogoldashanti.com
Stewart Bailey (Investors) +1 212 836 4303 / +1 646 338 4337 sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to
AngloGold Ashanti's annual report for the year ended 31 December 2010, which was distributed to shareholders on 29 March 2011. The company’s 2010 annual report on Form 20-F, was filed with the Securities and Exchange Commission in the United States on May 31, 2011. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: July 22, 2011
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary